Filed by Integrys Energy Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Subject Company: Integrys Energy Group, Inc.
Commission File No.: 1-11337

On July 16, 2014, Daniel J. Verbanac, President of Integrys Energy Services, Inc. (“IES”), delivered a presentation to certain Wisconsin customers of IES and employees of IES and Integrys Transportation Fuels, LLC.  A copy of the presentation follows:

integrys energy services  Wisconsin Customer Meeting and Appreciation Event  July 16, 2014 Dan Verbanac, President

Additional Information and Where to Find It In connection with the proposed merger between Wisconsin Energy and Integrys, Integrys intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a Wisconsin Energy registration statement on Form S-4 that includes a joint proxy statement/prospectus. Integrys urges investors and shareholders to read the joint proxy statement/prospectus and any other relevant materials when they become available, because they will contain important information. Investors and shareholders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC’s website, http://www.sec.gov, and from Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.  Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Integrys with respect thereto. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. No assurance can be given that such forward-looking statements will prove to be correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Integrys does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Integrys can be found in Integrys’ Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.  Participants in Solicitation This communication is not a solicitation of a proxy from any investor or shareholder. Integrys and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. You can find more information about Integrys’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. This document can be obtained free of charge from the sources indicated above. Information regarding the interests of these participants will be included in the joint proxy statement/prospectus when it becomes available.  Non-solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Overview of Acquisition Wisconsin Energy to acquire Integrys Energy Group  Strategic acquisition that creates a leading electric and natural gas utility in the Midwest, serving more than four million customers across four states  Combination will offer significant benefits  Will be able to take our operations and energy delivery programs to the next level  Continued commitment to our program of accelerated investments in service territories  Will be able to share best practices across a larger organization, building on our mutual commitment to high-quality customer service, innovative energy efficiency programs, environmental stewardship, and safety

Creates a Leading Midwest Electric and Natural Gas Utility  Combined Service Territory (1) Company Statistics  $15 billion market cap 1.5 million electric customers 2.8 million gas customers 60% ownership of ATC (2) 71,000 miles electric distribution 44,000 miles gas distribution $16.8 billion of rate base in 2015  Wisconsin Energy Integrys Gas Integrys Combo Service  1. Note: Integrys service territory pro forma for sale of UPPCO to Balfour Beatty Infrastructure Partners. 2. Calculated as % ownership of total ATC transmission lines. As of the date of this presentation, WEC and TEG own 26.2% and 34.07% of ATC, respectively.

Integrys Energy Services  Established in 1994  Energy solutions for retail customers  Principal energy supply operations located near customers  Sales of $2.17 billion in 2013, 21 million MWh power, 184 BCF gas  300 employees  Retail Natural Gas Retail Electric Company Office

Status of Integrys Energy Services Divestiture Process  Goal is to sell the complete retail marketing entity, keeping an ongoing business  Solar and generation asset business are not part of the sale  Close expected yet this year  Communication to customers will happen at time of announcement

What Does This Mean for Integrys Energy Services Customers?  Goal is to sell Integrys Energy Services as an ongoing business  We expect to continue business as usual, with no action required by our customers  All existing contract commitments will be honored  You can expect to receive the same level of excellent service you have received in the past

C&I Distributed Solar Portfolio  Active in Solar DG Commercial & Industrial market since 2008  Own/Co-Own 60+ commercial projects producing 50+ MW  Expertise in project development, O&M, engineering design  Natural Gas Based Electric Generation Assets Wholly Owned Solar Energy Assets Wholly Owned Landfill Gas Renewable Assets Jointly Owned Solar Energy Assets Leased Solar Energy Assets

Residential Solar launch  Integrys Residential Solar LLC Entered Residential Solar Market in January Active in CA, HI, NY today MA – early June  What about Wisconsin?  PPA Prepaid Lease Current Market Planned Market Expansion

The Big Picture: Why Solar?  Electric utility industry historically seen as anti-solar  Integrys feels solar has an important place in the changing generation picture going forward  Believe burgeoning distributed solar will drive tariff changes customers charged for grid connection  When this happens, momentum will drive innovation cost effective batteries, power storage  Integrys prefers to collaborate, learn, and be part of the solution

Be Smart…with your price Right Product. Right Strategy. Right Time.  Be Secure…with your supplier Right Strength. Right Knowledge. Right People.  Be Sure…with your decision Right Plan. Right Partner. Right Choice.

Thank you for your business! Enjoy your day!